Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2025.

As at 30.06.25
('000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	—

£m
Group equity
Called up share capital and share premium	2,346
Other equity instruments	10,479
Other reserves	(953)
Retained earnings	49,376
Total equity	61,248
Group indebtedness
Subordinated liabilities	43,221
Debt securities in issue at amortised cost	45,925
Debt securities in issue designated at fair value	82,194
Total indebtedness	171,340
Total capitalisation and indebtedness	232,588
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	16,860
Performance guarantees, acceptances and endorsements	9,880
Total contingent liabilities	26,740
Documentary credits and other short-term trade related transactions	1,252
Standby facilities, credit lines and other commitments	336,878
Total commitments	338,130

Barclays Bank PLC	70